Filed Pursuant to Rule 433

Registration No. 333-205684

Issuer Free Writing Prospectus

(To Prospectus dated April 28, 2017,

as supplemented by Supplement No. 1

dated May 17, 2017)

Subject: Ray Wirta and the Rich Uncles Story

Hello %%first_name%%,

In today’s volatile investment climate, investors and advisors are increasingly looking for ways to diversify risk and drive portfolio returns. Rich Uncles is offering an alternative income strategy featuring no commissions and monthly distribution income. Our publicly registered, non-exchange-traded REIT features one simple share class with optimized efficiency and potentially higher risk-adjusted returns. We offer co-investment structures for qualified investment buyers, and management fee discounts for large investment accounts.*

Ray Wirta, chairman of CBRE, started Rich Uncles with a simple yet profound vision: to provide institutional-caliber real estate to income-focused investors using a low-cost technology platform.

We are excited to share Ray’s vision and our next generation of real estate investing. To learn more, simply click here to schedule a brief call with an investor relations specialist.

Sincerely,

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* There is no guarantee that an investor will achieve a return on an investment in Rich Uncles NNN REIT, Inc. In addition, the payment of distributions is not guaranteed.  Rich Uncles NNN REIT, Inc. has not generated sufficient cash flows from operations to fully fund the payment of distributions and distributions have exceeded earnings.  Therefore, Rich Uncles REIT, Inc. has paid, and may continue to pay, distributions in whole or in part from the waiver or deferral of fees otherwise due to its advisor. To date, cash distributions have been funded from net rental income received and the waiver and deferral of management fees.

Rich Uncles NNN REIT, Inc. has filed a registration statement (including a prospectus) with the US Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in the registration statement and the other documents Rich Uncles NNN REIT has filed with the SEC for more complete information about Rich Uncles and the securities offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Rich Uncles will arrange to send you the prospectus if you request it by calling toll-free (855) Rich-Uncles or emailing prospectus-nnn@richuncles.com, or by visiting http://www2.richuncles.com/e/209752/e-/44dz6/42478555209752/prospectus-nnn/z4kq/34196217. This is not an offering, which may be made only by prospectus. The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The $1 Billion offering of our common stock is currently approved in the following States: California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kentucky, Louisiana, Nevada, Montana, New Hampshire, New York, South Carolina, South Dakota, Texas, Utah, Vermont, Virginia, Wisconsin and Wyoming. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law. We continue to seek approval of other States and we frequently update our approved States list on our website (http://www2.richuncles.com/e/209752/e-/44dz6/42478555209752/2017-03-28/z4ks/34196217).